UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

i2 Telecom International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
 (Title of Class of Securities)

                      45070D 200
(CUSIP Number of Class of Securities)

Paul R. Arena
Chief Financial Officer
5070 Old Ellis Pointe,
Suite 110
Roswell, GA 30076
(404) 567-4750
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson Jackson Walker L.L.P. 901 Main Street, Suite 6000 Dallas, Texas 75202 (214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 52,430.15	$ 2.93

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that options to purchase 5,243,015 shares of Common Stock of i2 Telecom International, Inc. having an aggregate value of $52,430.15 will be exchanged pursuant to this offer. The aggregate value of such options was calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934.

**
Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 3.00	Filing Party: i2 Telecom International, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: July 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2009, by i2 Telecom International, Inc., a Washington corporation (the “Company”), in connection with an offer (the “Offer”) by the Company to its option holders to exchange their outstanding options (“eligible options”) to purchase the Company’s Common Stock, no par value per share (“Common Stock”), for unregistered shares of our Common Stock (“restricted shares”).  The terms and conditions of the Offer are set forth in the Offer to Exchange Options for Shares of Common Stock (as supplemented or amended, the “Offer to Exchange”) and the accompanying Letter of Transmittal, which, as amended and supplemented from time to time, are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO and all amendments thereto, is hereby expressly incorporated by reference in this Amendment No. 5 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein.  All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

The Company previously filed the final amendment to the Schedule TO on August 17, 2009.  The final number of options reported for exchange and the number of shares of the Company’s common stock reported to be issued were incorrect due to a technical issue experienced by the Company in receiving letters of transmittal by e-mail.  Consequently, the Offer to Exchange is hereby amended and supplemented as follows:

The Offer expired on August 14, 2009 at 5:00 p.m. Atlanta Time. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,061,577 shares of the Company’s common stock, representing 20.2% of the total options eligible for exchange. All exchanged options were cancelled, and the Company is instructing its transfer agent to issue approximately 212,316 shares of the Company’s common stock as soon as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I2 TELECOM INTERNATIONAL, INC.

By:	/s/ Paul R. Arena

Name:	Paul R. Arena

Title:	Chief Financial Officer

Date:	August 20, 2009

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)*	Offer to Exchange, dated July 1, 2009

(a)(2)*	Form of Letter of Transmittal

(a)(3)*	Form of Withdrawal Letter

(a)(4)*	Email to Eligible Participants, dated July 1, 2009

(a)(5)*	Form of Participant Statement

(a)(6)*	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(a)(7)*	Press Release issued on July 30, 2009 informing stockholders of decrease and extension of tender offer

(d)(1)*	Form of Promissory Note

(d)(2)*	Form of Non-Negotiable Secured Promissory Note

(d)(3)*	Form of Note Purchase Agreement and 6% Senior Secured Subordinated Convertible Senior Note

(d)(4)*	Form of Non-Negotiable Secured Promissory Note

(d)(5)*	Form of Warrant (without cashless exercise provisions)

(d)(6)*	Form of Warrant (with cashless exercise provisions)

(d)(7)*	Form of Stock Option Agreement

(d)(8)*	Purchase Agreement between Bruce Friedman and i2 Telecom International, Inc., dated May 9, 2008

(d)(9)
Employment Agreement, dated April 20, 2009, by and between the Company and Andrew L. Berman. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(10)
Employment Agreement, dated April 20, 2009, by and between the Company and Paul R. Arena. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(11)
Employment Agreement, dated April 20, 2009, by and between the Company and Christopher R. Miltenberger. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(12)
Employment Agreement, dated April 20, 2009, by and between the Company and Douglas F. Bender. Represents an executive compensation plan or arrangement. (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed April 24, 2009.)

(d)(13)	Form of Warrant (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(14)	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.60 to the Company’s Current Report on Form 8-K filed May 8, 2009.)

(d)(15)	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed May 4, 2009.)

(d)(16)	Warrant (Incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(17)	Amended and Restated Warrant (Incorporated by reference to Exhibit 4.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(18)	Subscription Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(19)	Exchange Agreement (Incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed June 10, 2009.)

(d)(20)
i2 Telecom International, Inc. Amended and Restated 2004 Incentive Stock Option Plan (Incorporated by reference to Exhibit 4.1 to the Company’s Post-effective Amendment No. 3to Form S-8 Registration Statement, filed with the Commission on June 25, 2009)

(d)(21)	Amendment to Employment Agreement with Andrew L. Berman (Incorporated by reference to Exhibit 10.03 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(22)	Amendment to Employment Agreement with Paul R. Arena (Incorporated by reference to Exhibit 10.04 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(23)	Amendment to Employment Agreement with Christopher R. Miltenberger (Incorporated by reference to Exhibit 10.05 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

(d)(24)	Amendment to Employment Agreement with Douglas F. Bender (Incorporated by reference to Exhibit 10.06 to the Company’s Current Report on Form 8-K filed June 29, 2009.)

* Previously filed.